Exhibit 99.1

Mindray Increases its Existing Share Repurchase Program by $100 Million

Shenzhen, China – March 3, 2014 – Mindray Medical International Limited (“Mindray” or “Company”, NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide, today announced that its Board of Directors has approved to increase the size of its previously authorized share repurchase program from US$200 million to US$300 million. The program is also extended to remain effective till March 31, 2015. Through March 3, 2014, Mindray has repurchased approximately $90 million of its American Depositary Shares (“ADSs”).

Under the program, Mindray is authorized to repurchase its issued and outstanding ADSs on the NYSE Euronext at prevailing market prices from time to time in trades pursuant to a Rule 10b5-1 repurchase plan, or otherwise, in accordance with applicable federal securities laws, including the anti-manipulation provisions of Rule 10b-18, promulgated under the U.S. Securities Exchange Act of 1934, as amended (“Rule 10b-18”). The Company expects to use cash, internally generated funds, and/or bank borrowings to finance repurchases.

Repurchases will continue to be made at management’s discretion, subject to restrictions on price, volume, and timing. The timing and extent of any purchases will depend upon market conditions and the trading price of its ADSs, as well as other factors. The repurchase program does not obligate Mindray to make additional repurchases at any specific time or situation. Mindray’s Board will continue to periodically review the share repurchase program and may authorize additional adjustments to the program’s terms and size. The share repurchase program may also be suspended or discontinued at any time.

“This increase in our share buyback program continues to highlight our confidence in Mindray’s prospects as well as our commitment to returning capital to our shareholders,” said Mr. Li Xiting, Mindray’s President and Co-Chief Executive Officer. “Looking ahead, we will continue to leverage our strong cash position and execute our growth strategies in order to enhance shareholder value.”

About Mindray

We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain our global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey and multiple sales offices in major international markets. From our main manufacturing and engineering base in China, we supply through our worldwide distribution network a broad range of products across three primary business segments, namely patient monitoring and life support, in-vitro diagnostic, and medical imaging systems. For more information, please visit http://ir.mindray.com.

Forward Looking Statements

This press release contains “forward-looking statements,” including, among other things, Mindray’s anticipated repurchase of up to an additional $100 million of its ADSs and the expected duration of the repurchase program, and the statements that Mindray may repurchase all US$300 million worth of ADSs or any additional amount of ADSs beyond that already purchased, and lengthen or shorten the repurchase period, depending on the trading price of its ADSs, which may be positively or negatively impacted by the repurchase program, market conditions, determinations following the date of this announcement to use such funds for other purposes, or for other reasons; that Mindray expects to use cash, internally generated funds, and/or bank borrowings to finance the repurchase; that repurchases will continue to be made at management’s discretion, subject to restrictions on price, volume, and timing; that the timing and extent of any purchases will depend upon market conditions and the trading price of its ADSs, as well as other factors; that Mindray’s Board will continue to periodically review the share repurchase program and may authorize additional adjustments to the program’s terms and size; that the share repurchase program may also be suspended or discontinued at any time; and that this increase in our share buyback program continues to highlight our confidence in Mindray’s Prospects as well as our commitment to returning capital to our shareholders; that looking ahead, we will continue to leverage our strong cash position and execute our growth strategies in order to enhance shareholder value. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. For a discussion of important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 5 of our 2012 Annual Report filed with the Securities and Exchange Commission on April 8, 2013. We undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

For investor and media inquiries please contact:

In China:

Cathy Gao

Mindray Medical International Limited

Tel: +86-755-8188-8023

Email: cathy.gao@mindray.com

In the U.S.:

Hoki Luk

Western Bridge, LLC

Tel: +1-646-808-9150

Email: hoki.luk@westernbridgegroup.com